12 May 2010

Company Announcements
ASX Limited
Level 4, 20 Bridge Street
Sydney  NSW  2000

APPENDIX 3B – EXERCISE OF OPTIONS (SSNO)

We wish to advise that 2,552,001 ordinary fully paid shares in Samson Oil & Gas Limited have been allotted today, 12 May 2010 as a result of the exercise of 2,552,001 listed options.

Enclosed is Appendix 3B giving notice of the new issue.

Should there be any queries with respect to this issue, please telephone Denis Rakich on +618 9220 9882.

Yours faithfully
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary